SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*


                                  DST SYSTEMS, INC.
                                   (Name of Issuer)

                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            (Title of Class of Securities)

                                      0002333261
                                    (CUSIP Number)

                              RICHARD P. BRUENING, ESQ.
                                 114 West 11th Street
                             Kansas City, Missouri 64105
                                     816-983-1490
                               816-983-1459 (facsimile)
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                   OCTOBER 30, 1998
               (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
                                      ----------

          * This amends Items 6 and 7 of the Schedule 13D, filed by the Reporting Person on March 26, 1997, as amended September 14, 1998. All other information remains unchanged in all material respects.

          CUSIP NO.:  0002333261        Schedule 13D      November 12, 1998

          ITEM 6.   CONTRACTS,     ARRANGEMENTS,      UNDERSTANDINGS     OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Issuer has entered into an Agreement and Plan of Merger with USCS International, Inc., dated as of September 2, 1998 (the "Merger Agreement"). In connection with the Merger Agreement, the Reporting Person has entered into a Stockholder Agreement with the Issuer, dated as of September 2, 1998, as amended October 30, 1998 (the "Stockholder Agreement"), to vote all of the shares of the Issuer owned by the Reporting Person in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof. To avoid any possible adverse effect upon the intended "pooling of interest" accounting for the Merger resulting from the timing of the Reporting Person's contemplated spin-off of its financial asset management business (previously announced), limited restrictions on the timing of the spin-off were also agreed to, which, if invoked, could delay the spin-off during a period of 30 days prior to, and up to 60 days following, completion of the Merger. At the request of the Issuer to accommodate the possibility of a closing of the Merger after December 1, 1998 but on or before December 31, 1998, the Reporting Person has agreed to a modification of the Stockholder Agreement to provide that the spin-off would be delayed to no earlier than February 15, 1999 if the closing of the Merger is after December 1, 1998 but on or before December 31, 1998, all in accordance with the terms and conditions of the Stockholder Agreement, as amended.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               The first amendment dated October 30, 1998 to the Stockholder Agreement by and between Kansas City Southern Industries, Inc. and DST Systems, Inc., dated as of September 2, 1998, attached hereto as Exhibit 99.2.

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATE:     November 12, 1998         KANSAS CITY SOUTHERN
                                              INDUSTRIES, INC.

                                              by: /s/ Louis G. Van Horn
                                                  -----------------------
                                                  Vice President and
                                                  Comptroller